FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

RECEIVED
2004 OCT -1 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

04045218

SUPPL

Fosters Brewing Group

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

PROCESSED
OCT 0 1 2004
THOMSON FINANCIAL

TOTAL PAGES: 2

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

dlw 10/1

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

1 October 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

A copy of the Shareholder Newsletter can be viewed at our website at www.fostersgroup.com

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 OCT -1 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,384,386	800,000
4	Total consideration paid or payable for the shares	120,988,710	3,793,077

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.75 lowest price paid: 4.73 highest price allowed under rule 7.33: 4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	172,815,614

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/10/2004

Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,034,008	350,378
4	Total consideration paid or payable for the shares	119,335,795	1,652,914

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.72 lowest price paid: 4.71 highest price allowed under rule 7.33: 4.96

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	173,615,614

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 5

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

30 September 2004

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert Dudfield
Assistant Company Secretary

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
FOSTER'S GROUP LIMITED

ACN / ABN
007 620 886

Corporate Key

Lodgment details

Who should ASIC contact if there is a query about this form?

Name
George Sakoufakis

ASIC registered agent number (if applicable)
7717

Telephone number
(03) 9633 2109

Postal address
Level 5, 77 Southbank Boulevard
SOUTHBANK, VIC 3006

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT KEITH DUDFIELD

Capacity
☐ Director
☒ Company secretary

Signature
R.K Dudfield

Date signed
30 / 09 / 2004
D M Y

Lodgment

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). **Completion of this table is optional**

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☒ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – S.257H(3)
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] orfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,257,371	$ 15,086,628

arliest date of change
lease indicate the earliest date that any of the above changes occurred

30 / 09 / 2004
D M Y

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,773,008	261,000
4	Total consideration paid or payable for the shares	118,109,095	1,226,700

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/06/2004 lowest price paid: 4.33 date: 6/04/2004	highest price paid: 4.70 lowest price paid: 4.70 highest price allowed under rule 7.33: 4.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	173,965,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 OCT -1 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

29 September 2004

Foster's Prices US$300 million 144A issue

Foster's Group Limited today announced that it has successfully priced a US$300 million offering of 4.875% notes due October 1, 2014. The 10-year offering was priced at a spread of 88 basis points over the benchmark 10 year US Treasury or a re-offer yield of 4.884%.

The securities were issued by Foster's wholly owned subsidiary, Foster's Finance Corp. and are fully and unconditionally guaranteed by Foster's Group Limited. The issue is rated Baa1 by Moody's and BBB+ by Standard & Poor's.

The net proceeds from the offering of the notes will be used to repurchase some or all of the company's US$200 million 6.75% Notes due 2005 and up to €120 million of the company's €300 million 5.75% Medium Term Notes due 2005, the tender of which was advised to the market on 24 September 2004.

The note offering is a further step in the Group's previously announced intention to restructure a portion of its interest rate and debt maturity profile.

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 OCT -1 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

29 September, 2004

New Packaging Facility for Wolf Blass Winery

Foster's Group Limited (Foster's) today announced its decision to proceed with the development of a purpose-built bottling and warehousing operation adjacent to the Wolf Blass Winery in the Barossa Valley, South Australia.

The company intends to develop a high speed bottling facility, with initial capacity of 10 million cases per annum. Capital expenditure associated with the project is estimated at $69 million, with commissioning and full operation expected by June 2006.

The development of the facility forms part of the supply chain efficiency initiatives announced as part of the Beringer Blass Wine Trade Operational Review on 8 June 2004. The new facility will consolidate the majority of Beringer Blass' Australian wine production and packaging to the Wolf Blass winery.

The development will result in lower production costs through use of advanced technology, significantly improved flexibility in production scheduling and through reduced freight distances and stock carrying costs. Once construction is completed, the new facility will replace capacity at operations at Merbein and Smythesdale in Victoria. The commitment to this project forms part of the delivery of the estimated cost savings from the Wine Trade Operational Review of between $60 million per annum by F07 increasing to about $85 million per annum by F09.

The new facility will provide a flexible, scaleable packaging platform, representing a "best in class" packaging and warehousing cost structure. Some of the features of the facility include:

- High speed bottling capability for packaging still table wines and sparkling wines.
- Modular, scaleable design to a potential capacity of over 24 million cases per annum.
- An integrated, semi automated warehousing facility with a capacity for 20,000 pallets of finished goods.
- Utilisation of a range of leading supply chain technologies and automation, relating to areas such as storage and retrievals systems, case picking, and bottling line changeover .
- Robotic equipment for packaging multi-packs, mini-packs and other packaging configurations for both the Australian and overseas markets.
- Storage and temperature controlled storage for bottle aging and museum stock.

Beringer Blass Wine Estates Managing Director – Asia Pacific, Anthony Davie, said: "The decision to commit to development of this new packaging and warehousing facility further leverages the scale, capacity and efficiency of the Wolf Blass winery. In addition to providing a highly efficient, low cost packaging facility, the configuration of the new facility will contribute to the Group's revenue and earnings generation initiatives by allowing greater innovation in packaging, enabling Beringer Blass to have greater flexibility in developing pack types, sizes and wrapping."

The development will also result in significant environment benefits. A 66% reduction in total freight kilometres for the movement of dry goods and finished wine is expected to have significant environmental benefits, while the new facility will incorporate many advanced features to increase water and power efficiency.

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199